UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) [x]   Form 10-K    [ ] Form 20-F    [ ] Form 11-K   [ ] Form 10-Q
                      [ ]   Form 10-D    [ ]  Form N-SAR   [ ]  Form N-CSR

For the Period Ended December 31, 2008

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended ______________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRATION INFORMATION

                                                                                                                                          SB Partners
Full Name of Registrant

                                                                                                                                                 N/A
Former Name if Applicable

                                                                                                                           1 New Haven Avenue, Suite 207
Address of Principal Executive Office (Street and Number)

                                                                                                                                     Milford, Ct. 06460
City, State and Zip Code

PART II- RULES 12B-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

2

☒	The reasons described in reasonable detail in part III of this form could not be eliminated without unreasonable effort or expense;

☒
The subject annual report, semi-annual report, transition report on form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on form 10-D, or portion thereof, will be file on or before the fifth calendar day following the prescribed due date; and

☒	The accountant’s statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has a 30% non-controlling interest in Sentinel Omaha, LLC, an affiliate of the Company’s general partner.  The investment in Omaha is accounted for at fair value.  The controller for Omaha has informed the Company that due to open issues related to a significant portion of Omaha’s debt, the audit firm conducting the annual audit for Omaha’s calendar year 2008 has not completed the audit and issued the audit opinion.  The investment in Omaha constitutes a significant portion of the assets of the Company.  As such, the audit firm conducting the annual audit for the Company is required to review both the financial statements of Omaha and the related workpapers prepared by Omaha’s auditors.

Until Omaha’s auditors are able to complete their audit of Omaha and the Company’s auditors perform their review of the Omaha audit, the Company’s auditors cannot issue an audited opinion on the Company’s financial statements (see Exhibit 1).

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John H. Zoeller Vice President
                And Chief Financial Officer                                                                (212)                                408-8917

(Name)                                                                             (Area Code)                (Telephone Number)

(2)
Have all periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed?  If answer is no, identify such report(s).

Yes [x]    No [  ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [x]    No  [  ]
If so, attach an explanation of the change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

3
Attached as Exhibit 2 is the Company’s draft Consolidated Statement of Operations for the years 2008, 2007 and 2006.   Registrant anticipates reporting total revenues from continuing operations to decrease $667,000 to approximately $2,891,000 in 2008 from approximately $3,558,000 in 2007 due to lower interest income on short term investments and lower other rental income. Registrant also anticipates reporting a net loss from continuing operations of approximately $15,229,000, a decline of approximately $14,220,000 as compared to a net loss of $1,009,000 in 2007.   Equity in net loss of investments is anticipated to increase $13,129,000 to $13,370,000 for 2008 from $240,000 for 2007. The Omaha investment reports on a fair value basis and due to the mortgage crisis, stagnant real estate market and slowing economy, the investment in Omaha reported a significant write-down in the value of its real estate portfolio of approximately 12%.  Interest expense from continuing operations is anticipated to be approximately $520,000 higher for 2008 as compared to 2007. This is due to an increase of $623,000 in interest expense incurred for the $22,000,000 drawn on the unsecured credit facility that reflects a full year of investment of Omaha.  The unsecured credit facility was used to partially finance the investment in Sentinel Omaha, LLC in 2007.

General Real Estate Risks

This report on Form 10-K includes statements that constitute "forward looking statements" within the meaning of Section 27(A) of the Securities Act of 1933 and Section 21(E) of the Securities Exchange Act of 1934 and that are intended to come within the safe harbor protection provided by those sections.  By their nature, all forward looking statements involve risks and uncertainties.  Actual results may differ materially from those contemplated by the forward looking statements for a number of reasons, including, but not limited to, those risks described below:

General

The Registrant's investments generally consist of investments in real property and as such will be subject to varying degrees of risk generally incident to the ownership of real estate assets. The underlying value of the Registrant's real estate investments and the Registrant's financial condition will be dependent upon its ability to operate its properties in a manner sufficient to maintain or increase revenues and to generate sufficient income in excess of ownership and operating expenses. Income from the properties may be adversely affected by changes in national and local economic conditions such as oversupply of industrial flex, warehouse distribution spaces or apartments in the Registrant's markets, the attractiveness of the properties to tenants, changes in interest rates and in the availability, cost and terms of mortgage financing, the ongoing need for capital improvements, particularly in older structures, changes in real estate tax rates, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, civil unrest, acts of God, including natural disasters (which may result in uninsured losses), and other factors which are beyond the control of the Registrant.  If the Registrant were unable to promptly renew or re-let the leases of a significant number of tenants, or, if the rental rates upon such renewal or re-letting were significantly lower than expected rates, the Registrant's results of operations, financial condition and ability to make distributions to Unit holders may be adversely affected.

Value and Non-liquidity of Real Estate

Real estate investments are relatively non-liquid.  The Registrant's ability to vary its portfolio in response to changes in economic and other conditions will therefore be limited.  If the Registrant must sell an investment, there can be no assurance that it will be able to dispose of the investment in the time period it desires or that the sales price of the investment will recoup or exceed the amount of the Registrant's cost of the investment.

4

Potential Adverse Effect on Results of Operations Due to Operating Risks

The Registrant's properties are subject to operating risks common to real estate in general, any and all of which may adversely affect occupancy or rental rates.

Debt Servicing and Financing

The real estate market is suffering through one of its worst debt crises.  Interest rates have increased and some borrowers are finding it difficult to secure debt at acceptable terms as lenders have imposed stricter terms on borrowers. If the Registrant does not have funds sufficient to repay its indebtedness at maturity, the Registrant may need to refinance such indebtedness with new debt financing or through equity offerings.  The Registrant may be restricted from obtaining a loan which will be sufficient to retire the existing loan and which may be based on lower debt service coverage. If it is unable to refinance this indebtedness on acceptable terms, the Registrant may be forced to dispose of properties upon disadvantageous terms, which could result in losses to the Registrant and adversely affect the amount of cash available for distribution to Unit holders.  If prevailing interest rates or general economic conditions result in higher interest rates at a time when the Registrant must refinance its indebtedness, the Registrant's interest expense could increase, which would adversely affect the Registrant's results of operations and financial condition and its ability to pay distributions to Unit holders.  Further, if any of the Registrant's properties are mortgaged to secure payment of indebtedness and the Registrant is unable to meet mortgage payments, mortgagee could foreclose or otherwise transfer the property, with a consequent loss of income and asset value to the Registrant.

Registrant’s unsecured credit facility matured October 1, 2008.   The holder of the unsecured debt had formally extended the maturity to February 28, 2009 and has verbally extended the debt beyond February 28, 2009 on a month to month basis.  The holder has not sent any formal notice of default and Registrant continues to pay current debt service. Registrant will discuss terms for extending the debt on a longer term basis but there can be no assurance that the holder will offer such extension or that Registrant will be able to comply with the terms offered and conditions imposed by the holder in exchange for such extension.

                                                                                                                                                         SB Partners
Full Name of Registrant

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 30, 2009                                                                By /s/ John H. Zoeller
                            John H. Zoeller
                            Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omission of fact constitute Federal Criminal Violations (See 18 U.S.C 1001).

EXHIBIT  1.  AUDITOR’S STATEMENT ON INABILITY TO PROVIDE OPINION REPORT ON FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2008

March 25, 2009

United States Securities and Exchange Commission
Washington, DC 20549

Re: SB Partners
Form 12b-25
For the Period Ended December 31, 2008

Dear Sir or Madam:

SB Partners (the Company) has a 30% non-controlling interest in Sentinel Omaha, LLC (Omaha), an affiliate of the Company's general partner. The investment in Omaha is accounted for at fair value. The controller for Omaha has informed the Company that due to open issues related to a significant portion of Omaha's debt, the audit firm conducting the annual audit of Omaha's calendar year 2008 financial statements has not completed the audit and issued their audit opinion. The investment in Omaha constitutes a significant portion of the assets of the Company. As such, we are required to review both the financial statements of Omaha and the related workpapers prepared by Omaha's auditors prior to issuing our opinion on the Company's 2008 financial statements.

Accordingly, until Omaha's auditors complete their audit of Omaha and issue their opinion, we are unable to perform procedures necessary to issue our audit opinion on the Company's financial statements.

Very truly yours,

/s/ Dworken, Hillman, LaMorte & Sterczala, P.C.
Shelton, Connecticut
March 25, 2009

EXHIBIT 2

SB PARTNERS
(A New York Limited Partnership)
DRAFT CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,

	2008	2007	2006
Revenues:
Base rental income	$2,417,825	$2,396,507	$1,337,928
Other rental income	462,118	660,038	367,790
Interest on short-term investments and other	11,120	501,395	510,509

Total revenues	2,891,063	3,557,940	2,216,227

Expenses:
Real estate operating expenses	450,521	591,819	405,612
Interest on mortgage notes and unsecured loan payable	2,022,608	1,505,580	696,768
Depreciation and amortization	903,550	873,711	400,608
Real estate taxes	326,776	446,514	353,438
Management fees	851,590	734,094	709,655
Other	195,454	174,816	192,181

Total expenses	4,750,499	4,326,534	2,758,262

Loss from operations	(1,859,436)	(768,594)	(542,035)

Equity in net (loss) income of investments	(13,369,669)	(240,388)	(26,133)

(Loss) from continuing operations	(15,229,105)	(1,008,982)	(568,168)

Income from discontinued operations	312,385	333,329	1,236,615

Net gain on sale of investment in real estate property	-	2,518,418	12,375,850

Net income (loss)	(14,916,720)	1,842,765	13,044,297

Income (loss) allocated to general partner	(1,924)	238	1,682

Income (loss) allocated to limited partners	$(14,914,796)	$1,842,527	$13,042,615
Earnings (loss) per unit of limited partnership interest
(basic and diluted)
Continuing operations	$(1,964.29)	$(130.14)	$(73.28)
Discontinued operations (including gain on sale)	$40.29	$367.82	$1,755.77

Net income (loss)	$(1,923.99)	$237.68	$1,682.48

Weighted Average Number of Units of Limited
Partnership Interest Outstanding	7,753	7,753	7,753